PE
3-31-02

02024694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of March 2002

TRIPLE P N.V.
(Exact name of Registrant as specified in its charter)

P.E.
3-31-02

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On March 1, 2002, the Company issued a press release announcing that the Enterprise Section of the Amsterdam Court of Appeal had rejected a request by certain of the Company's stockholders to initiate an inquiry into the Company. A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On March 14, 2002, the Company issued a press release announcing that the Extraordinary Shareholder's Meeting of the Company scheduled for March 18, 2002 was cancelled.. A copy of this press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on March 1, 2002

99.2 Press Release issued on March 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By: ______________________
Name: J.A.M.M. Michiels
Title: Chief Executive Officer

By: ______________________
Name: Jan Bruinenberg
Title: Chief Financial Officer

Vianen,
Date: 26TH MARCH, 2002

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Mr. *ir.* J.A.M.M. Michiels
0347 – 353650

Enterprise Chamber of the Amsterdam Court of Justice rejects request for investigation into Triple P

Chairman of the Supervisory Board Mr. J.A. Vunderink cleared of suspicions

Vianen, 1 March 2002 - Triple P N.V. (NASDAQ SCM: TPPP) announced today that the Enterprise Chamber of the Amsterdam Court of Justice rejected the request of several shareholders to order an investigation into Triple P´s management policies on 28 February 2002. The Enterprise Chamber ruled that Triple P had reacted according the rules by promptly ordering an investigation by an independent third party (Deloitte & Touche) as soon as the accusations were brought forward by these shareholders. The Enterprise Chamber ruled that the shareholders unjustifyingly did not wait for the results of this investigation before filing their request. In addition the Enterprise Chamber ruled that there would have been no grounds to order an investigation by the Chamber. The Enterprise Chamber rejected all the other measures requested by the shareholders.

"Nothing is wrong"
During the court hearing the results of the Deloitte & Touche investigation were made known. On that basis Triple P ´s Supervisory Board had already concluded that there was no question whatsoever of improper actions by Mr. J. Vunderink. "In plain language: according to this report nothing is wrong," said Triple P lawyer Mr. H. de Mol van Otterloo (Nauta Dutilh).

Cleared
Hereby Mr. J. Vunderink, Chairman of the Supervisory Board and until recently interim Chief Executive Officer of the company, was cleared of all suspicions. It was remarkable that the Enterprise Chamber had come to its rejection immediately after the request had been discussed. Normally there is a period of several weeks between the hearing and the verdict. "As far as I know this is unique," said lawyer Mr. E. Hammerstein who represented Triple P together with Mr. H. de Mol van Otterloo.

Triple P is a leading supplier of ICT-infrastructures and services in the medium-sized and large businesses market in the Netherlands. Triple P provides its customers with infrastructure related solutions and management. These solutions and services include IT-consultancy, project management and implementation services, operational management and maintenance services. Within these solutions we make use of the established products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. On 31 December 2001 the Company employed 460 people.

Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:

Mr. *ir.* J.A.M.M. Michiels
+31 (0)347.353.650
jmichiels@triple-p.nl

Extraordinary Shareholder's Meeting Triple P cancelled

Vianen, The Netherlands, March 14, 2002 – Triple P N.V. (NASDAQ SCM: TPPP). The Extraordinary Shareholder's Meeting of Triple P N.V. scheduled for March 18, 2002 is cancelled. The Board of Triple P N.V. made this decision in consultation with the shareholders that requested the meeting.

Furthermore the Board of Triple P N.V. accentuated that the regular shareholder's meeting of Triple P N.V. as scheduled at May 16, 2002 will take place.

(P.M. The cancelled extraordinary shareholder's meeting of Triple P N.V. was scheduled on March 18, 2002 at 10.00 am at Hotel Vianen, Prins Bernhardstraat 75, Vianen – The Netherlands.)

Triple P is a leading supplier of ICT-infrastructures and services in the medium-sized and large businesses market in the Netherlands. Triple P provides its customers with infrastructure related solutions and management. These solutions and services include IT-consultancy, project management and implementation services, operational management and maintenance services. Within these solutions we make use of the established products of Compaq, Toshiba, Sun, HP, Cisco, Nortel, IBM, Tivoli, Microsoft, Oracle and Citrix. On 31 December 2001 the Company employed 460 people.